UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SANTANDER CONSUMER USA HOLDINGS INC.

(Name of Subject Company)

SANTANDER CONSUMER USA HOLDINGS INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

80283M 101

(CUSIP Number of Class of Securities)

Mahesh Aditya

President and Chief Executive Officer

Santander Consumer USA Holdings Inc.

1601 Elm Street, Suite 800

Dallas, Texas 75201

(214) 634-1110

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Scott F. Smith Andrew W. Ment Covington & Burling LLP 620 Eighth Avenue New York, NY 10018-1405 Telephone: (212) 841-1000	Kenneth A. Lefkowitz Gary J. Simon Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: (212) 837-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on September 7, 2021with the U.S. Securities and Exchange Commission (the “SEC”) by Santander Consumer USA Holdings Inc., a Delaware corporation (the “Company”) (as amended by Amendment No. 1 filed with the SEC on October 5, 2021, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Max Merger Sub Inc., a Delaware corporation (“Purchaser”), a direct wholly-owned subsidiary of Santander Holdings USA, Inc., a Virginia corporation (“Parent”) and an indirect wholly owned subsidiary of Banco Santander, S.A., a Spanish bank organized under the laws of the Kingdom of Spain (“Ultimate Parent”), to acquire all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company that Parent does not already own at an offer price per Share equal to $41.50, net to the seller in cash, without interest and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 7, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser, Parent and Ultimate Parent on September 7, 2021, as amended or supplemented from time to time, which contains as exhibits the Offer to Purchase and Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 2 by reference, except that such information is amended or supplemented to the extent specifically provided in this Amendment No. 2. Capitalized terms used in this Amendment No. 2 and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references in this Amendment No. 2 refer to the Schedule 14D-9.

Item 1.	SUBJECT COMPANY INFORMATION.

Item 1 of the Schedule 14D-9 is amended and supplemented as follows.

The section under the heading “Securities” on page 1 of the Schedule 14D9 is replaced by the following:

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value of $0.01 per share (each such share, a “Share,” and collectively, the “Shares”). As of October 18, 2021, there were (i) 306,111,379 Shares issued and outstanding, and (ii) no shares of preferred stock, par value $0.01 per share, of the Company issued and outstanding. The Company has two equity incentive plans (i) the Santander Consumer USA Inc. 2011 Management Equity Plan and (ii) the Santander Consumer USA Holdings Inc. Omnibus Incentive Plan, as amended and restated. As of October 18, 2021, there were outstanding (i) Company Stock Options to purchase an aggregate of 91,484 Shares, all of which were vested, and (ii) unvested Company RSUs relating to an aggregate of 396,349 Shares.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2 of the Schedule 14D-9 is amended and supplemented as follows.

The three paragraphs before the last paragraph under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” are replaced by the following:

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on September 7, 2021 (the “Offer Commencement Date”). Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer was initially scheduled to expire at one minute after 11:59 p.m., New York City time, at the end of the day on Monday, October 4, 2021, the date that is 20 business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) after the Offer Commencement Date (as may be extended from time to time, the “Expiration Time”).

On October 5, 2021, Purchaser, Parent and Ultimate Parent extended the Expiration Time to 5:00 p.m., New York City time, on October 19, 2021. On October 5, 2021, Parent issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(D) to this Schedule 14D-9 and is incorporated herein by reference.

On October 20, 2021, Purchaser, Parent and Ultimate Parent extended the Expiration Time to 5:00 p.m., New York City time, on November 2, 2021. On October 20, 2021, Parent issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(E) to this Schedule 14D-9 and is incorporated herein by reference.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Schedule 14D-9 is amended and supplemented as follows.

(1)	The following is added immediately after the section under the heading “Deferred Cash Awards” on page 9 of the Schedule 14D-9:

Certain executive officers of the Company are party to time-based vesting awards, payable in two equal tranches at the end of 2023 and 2024, subject to the executive officers’ continued employment through the payment date. The awards are subject to performance-vesting conditions related to Company performance in 2023 and 2024, and payment of the award will be made in a manner that complies with the CRD IV policies (including payout in the form of deferred cash and equity). The time-vesting component will be deemed satisfied if the executive is terminated by the Company without cause or due to a reduction in force, with payment continuing to be contingent upon the achievement of the applicable performance conditions. In the event of death or disability, the executive would be entitled to a prorated portion of the retention award, with payment continuing to be contingent upon the achievement of the applicable performance conditions. The Merger does not itself result in the acceleration of vesting of the retention awards held by any executive officer. Based on the same assumptions set forth in footnote 1 to the “Golden Parachute Compensation Table,” the estimated aggregate value of the deferred cash awards for all of the Company’s executive officers who are not named executive officers, assuming a qualifying termination as of the Effective Time would be approximately $850,000.

(2)	The section under the heading “Golden Parachute Compensation” is replaced by the following:

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the Effective Time will occur on November 2, 2021 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (2) the employment of each named executive officer will be involuntarily terminated immediately following the Effective Time, entitling the named executive officer to receive the severance payments and benefits described above; (3) the named executive officer’s base salary remains unchanged from that in effect as of August 30, 2021; (4) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time; and (5) no named executive officer enters into a new agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. The Merger does not itself constitute a triggering event for the amounts set forth in the table, but the amounts set forth in the table will be payable if a termination of employment occurs at any time, including following the Effective Time.

NAME	CASH ($)(1)	EQUITY ($)(2)	PERQUISITES/ BENEFITS ($)		TOTAL ($)
Mahesh Aditya
Termination due to death	650,000	1,154,862	1,500,000	(3)	3,304,862
Termination due to disability	650,000	1,154,862	—		1,804,862
Termination by SC without cause	1,587,500	1,154,862	10,098	(4)	2,752,461
Termination by NEO for good reason	650,000	1,154,862	—		1,804,862
Change in control (no termination)	—	—	—		—
Fahmi Karam
Termination due to death	1,273,332	736,500.50	1,350,000	(3)	3,359,833
Termination due to disability	1,273,332	736,500.50	—		2,009,833

Termination by SC without cause	1,691,601	736,500.50	11,984	(4)	2,359,086
Termination by NEO for good reason	423,332	736,500.50	—		1,159,833
Change in control (no termination)	—	—	—		—
Sandra Broderick
Termination due to death	502,518	874,529.50	1,000,000	(3)	2,377,048
Termination due to disability	502,518	874,529.50	—		1,377,048
Termination by SC without cause	1,002,518	874,529.50	9,645	(4)	1,886,693
Termination by NEO for good reason	502,518	874,529.50	—		1,377,048
Change in control (no termination)	—	—	—		—

NAME	CASH ($)(1)	EQUITY ($)(2)	PERQUISITES/ BENEFITS ($)		TOTAL ($)
Christopher Pfirrman
Termination due to death	1,169,934	557,511	1,000,000	(3)	2,727,445
Termination due to disability	1,169,934	557,511	—		1,727,445
Termination by SC without cause	5,006,006	557,511	12,096	(4)	5,575,613
Termination by NEO for good reason	319,934	557,511	—		877,445
Change in control (no termination)	—	—	—		—
Joshua Baer
Termination due to death	273,465	472,851	1,050,000	(3)	1,796,316
Termination due to disability	273,465	472,851	—		746,316
Termination by SC without cause	648,465	472,851	12,096	(4)	1,133,412
Termination by NEO for good reason	273,465	472,851	—		746,316
Change in control (no termination)	—	—	—		—

(1)

Mr. Pfirrman would be entitled to severance pursuant to his offer letter and the named executive officers would be entitled to cash severance payments and benefits pursuant to the Severance Policy in the event of a termination by the Company without cause (as defined in the Severance Policy). For Mr. Karam, Ms. Broderick, Mr. Pfirrman, and Mr. Baer, these values also represent the value of accelerated vesting of long-term cash awards in the event of a termination in connection with the named executive officer’s death, disability, a termination by the Company without cause, or resignation for “good reason” (as defined in the Company’s bonus plan) pursuant to the terms of the Company’s bonus plan, and for such awards, the amounts reflected assume that all applicable performance targets for any performance-vesting awards are achieved and a qualifying termination as of the Effective Time. For Mr. Karam and Mr. Pfirrman, these values also represent the value of accelerated vesting of the retention awards in the event of a termination by the Company without cause or a reduction in force, or as a result of the executive’s death or disability (solely for purpose of the table, assuming no proration) and for such awards, the amounts reflected assume that all applicable performance targets are achieved and a qualifying termination as of the Effective Time. Parent agreed to maintain severance benefits for 12 months following the Effective Time pursuant to the Merger Agreement. The amounts attributable to the deferred cash awards and severance are as follows:

	Deferred Cash	Severance Policy	Offer Letter Severance	Retention Award	Total
Mahesh Aditya, CEO and President	650,000	937,500.00			1,587,500
Christopher Pfirrman, Chief Legal Officer and Secretary	319,934	959,018.00	2,877,054	850,000	5,006,006
Fahmi Karam, CFO	423,332	418,269.00		850,000	1,691,601
Josh Baer, Head of Pricing and Strategy	273,465	375,000.00			648,465
Sandra Broderick, Head of Operations	502,518	500,000.00			1,002,518

(2)

Represents the value of accelerated vesting of stock awards, based on the Offer Price of $41.50, assuming that all applicable performance targets for any performance-vesting awards are achieved and a qualifying termination of the named executive officer as of the Effective Time. If the Company RSUs were converted into restricted stock units to receive ADRs, the number of ADRs underlying the converted Company RSUs, assuming a price per ADR of $3.68 would be: Mahesh Aditya, 313,821.20 ADRs; Fahmi Karam, 200,136.01 ADRs; Sandra Broderick, 237,643.89 ADRs; Christopher Pfirrman 151,497.55 ADRs; and Joshua Baer, 128,492.12 ADRs.

(3)

Represents payment of life insurance proceeds under the Company’s standard policy equal to two times the named executive’s base salary, capped at $1,000,000. For Mr. Aditya, also represents payment of $500,000 for supplement life insurance benefits elected under the Company’s standard policy; and for Mr. Karam and Mr. Baer represents additional payments for supplement life insurance benefits elected under the Company’s standard policy.

(4)	This amount reflects three months of COBRA premiums and six months of outplacement services.

Item 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is amended and supplemented by replacing the section under the heading “Extension of the Offer” with the following:

Extension of the Offer

On October 5, 2021, Parent issued a press release announcing the extension of the Expiration Time to 5:00 p.m., New York City time, on October 19, 2021. The full text of the press release announcing the extension of the Offer is attached as Exhibit (a)(5)(D) to this Schedule 14D-9 and is incorporated herein by reference. The Company was advised that, as of October 4, 2021, approximately 26.9 million Shares had been validly tendered and not validly withdrawn in the Offer.

On October 20, 2021, Parent issued a press release announcing the extension of the Expiration Time to 5:00 p.m., New York City time, on November 2, 2021. The full text of the press release announcing the extension of the Offer is attached as Exhibit (a)(5)(E) to this Schedule 14D-9 and is incorporated herein by reference. The Company was advised that, as of October 19, 2021, approximately 13.7 million Shares had been validly tendered and not validly withdrawn in the Offer.

Item 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(E)	Press Release issued by Parent on October 20, 2021 (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Purchaser, Parent and Ultimate Parent on October 20, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2021

SANTANDER CONSUMER USA HOLDINGS, INC.

By:	/s/ Christopher Pfirrman

Name:	Christopher Pfirrman
Title:	Chief Legal Officer